UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date:    November 6, 2017

Sumitomo Mitsui Financial Group, Inc.

Notice Regarding Change of Consolidated Subsidiaries

Tokyo, November 6, 2017 – Sumitomo Mitsui Financial Group, Inc. (“SMFG” or the “Company”, Head Office: Chiyoda-ku, Tokyo; President and Group CEO: Takeshi Kunibe) hereby announces a change of its consolidated subsidiaries and sub-subsidiaries as described below.

1.	Background of the Change

SMFG today entered into, subject to the approval of foreign and domestic regulatory authorities, a basic agreement with Sumitomo Corporation (“Sumitomo Corp”, Head Office: Chuo-ku, Tokyo; President and CEO: Kuniharu Nakamura) concerning the reorganization of their joint leasing partnership (the “Reorganization”).

The Reorganization includes the partial transfer of shares held by SMFG in Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”, Head Office: Chiyoda-ku, Tokyo; President: Masaki Tachibana) (the “Share Transfer”), a joint venture between SMFG and Sumitomo Corp. In the event of the Share Transfer SMFL and its consolidated subsidiaries SMBC Aviation Capital Limited (“ACAL”, Head Office: Dublin, Ireland; CEO: Peter Barrett) and SMFL Capital Co., Ltd. (“FLC”, Head Office: Minato-ku, Tokyo; President and CEO: Atsushi Kuroda) will cease to be consolidated subsidiaries of SMFG and will be equity method affiliates of the Company.

Please refer to today’s press release titled “Sumitomo Mitsui Financial Group, Inc. and Sumitomo Corporation Enter into a Basic Agreement Concerning the Reorganization of the Joint Leasing Partnership” for details.

2.	Methodology of the Change (Share Transfer)

SMFL will engage in a partial buy-back of its shares currently held by SMFG. As a result of the buy-back, SMFG’s ownership percentage in SMFL will decrease from the current 60% to 50% while Sumitomo Corp’s ownership percentage will increase from 40% to 50%.

3.	Summary of the Consolidated Subsidiary and Sub-subsidiaries to be changed (SMFL, ACAL, and FLC) (as of March 31, 2017)

(1)	Summary of SMFL

(a)	Company Name	Sumitomo Mitsui Finance and Leasing Company, Limited

(b)	Location	1-3-2, Marunouchi, Chiyoda-ku, Tokyo

(c)	Name and Title of Representative	Masaki Tachibana, President

(d)	Business Activities	General Leasing

(e)	Paid-in Capital	JPY15,000 million

(f)	Establishment	January 1948

(g)	Major Shareholders and Ownership Ratios

Prior to the Reorganization:

Sumitomo Mitsui Financial Group, Inc. 60%

Sumitomo Corporation 40%

Following the Reorganization (scheduled):

Sumitomo Mitsui Financial Group, Inc. 50%

Sumitomo Corporation 50%

(h)	Relationship with SMFG	Capital	SMFG owns 60% of SMFL’s voting rights.

		Personnel	Director Deputy President and Executive Officer of SMFG is appointed as a Director of SMFL and Senior General Manager of SMFG is appointed as a Corporate Auditor of SMFL.

		Transaction	SMFG is responsible for the corporate management of SMFL.

(i) Operating results and consolidated financial position for the past three years. (figures below are in millions of yen unless stated otherwise)

Fiscal Year	Fiscal Year ended March 2015	Fiscal Year ended March 2016	Fiscal Year ended March 2017

Net Assets	714,660	728,821	779,319

Total Assets	4,601,028	4,736,869	5,601,650

Net Assets per Share (Unit: JPY)	6,813.25	6,915.84	7,325.11

Revenue	1,152,011	1,147,898	1,420,430

Operating Profit	84,804	79,624	89,092

Ordinary Profit	86,996	81,078	90,458

Net Profit	45,851	45,593	50,449

Net profit per Share (Unit: JPY)	495.67	492.88	545.38

Annual Dividend per Share (Unit: JPY)	217.00	198.00	218.00

(2)	Summary of ACAL

(a)	Company Name	SMBC Aviation Capital Limited

(b)	Location	IFSC House, IFSC, Dublin 1, Ireland

(c)	Name and Title of Representative	CEO Peter Barrett

(d)	Business Activities	Aircraft Leasing

(e)	Paid-in Capital	USD188mn

(f)	Establishment	August, 1997

(g)	Major Shareholders and Ownership Ratios

Prior to the Reorganization:

Sumitomo Mitsui Finance and Leasing Company, Limited 60%

Sumitomo Mitsui Banking Corporation 30%

Sumitomo Corporation 10%

Following the Reorganization (Scheduled):

Sumitomo Mitsui Finance and Leasing Company, Limited 68%

Sumitomo Mitsui Banking Corporation 32%

(h)	Relationship with SMFG	Capital	SMFG indirectly owns 66% of ACAL’s voting rights.

		Personnel	An Executive Officer, and an Employee of SMFG are appointed as Directors of ACAL.

		Transaction	SMFG is responsible for the corporate management of ACAL.

(i) Operating results and consolidated financial position for the past three years. (figures below are in millions of USD unless stated otherwise)

Fiscal Year	Fiscal Year ended March 2015	Fiscal Year ended March 2016	Fiscal Year ended March 2017

Net Assets	1,322	1,471	1,786

Total Assets	9,714	9,922	10,637

Net Assets per Share (Unit:USD)	7.05	7.85	9.53

Revenue	880	974	1,091

Operating Profit	441	473	613

Net Profit	157	149	315

Net Profit per Share (Unit:USD)	0.84	0.79	1.68

Annual Dividend per Share	-	-	-

(3)	Summary of FLC

(a)	Company Name	SMFL Capital Co., Ltd.

(b)	Location	5-2-20, Akasaka, Minato-ku, Tokyo

(c)	Name and Title of Representative	Atsushi Kuroda , President and CEO

(d)	Business Activities	General Leasing

(e)	Paid-in Capital	JPY100mn

(f)	Establishment	September 1999

(g)	Major Shareholders and Ownership Ratios	Prior to the Reorganization: Sumitomo Mitsui Finance and Leasing Company, Limited100% Following the Reorganization (Scheduled): Will merge into Sumitomo Mitsui Finance and Leasing Company, Limited

(h)	Relationship with SMFG	Capital	SMFG indirectly owns 60% of SMFL Capital voting rights.

		Personnel	None

		Transaction	SMFG is responsible for the corporate management of FLC through SMFL.

(i) Operating results and financial position for the past three years. (figures below are in millions of yen unless stated otherwise)

Fiscal Year	Fiscal Year ended December 2014 (Note 1 and 2)	Fiscal Year ended December 2015 (Note 1 and 2)	Fiscal Year ended March 2017 (Note 1 and 3)

Net Assets	134,231	236,402	123,515

Total Assets	1,261,519	896,034	603,075

Net Assets per Share (Unit: JPY)	-	-	123,515.68

Revenue	474,765	566,551	287,058

Operating Profit	86,545	99,332	9,324

Ordinary Profit	86,381	104,629	11,118

Net Profit	104,661	102,225	17,713

Net Profit per Share (Unit: JPY)			17,713.17

Annual Dividend per Share	-	-	-

(Note 1): Above operating result includes profits and losses which are derived from businesses that were not already part of FLC when SMFL acquired FLC on April 1st, 2016.

(Note 2): Net asset per share and net profit per share of Fiscal Year ended December 2014 and 2015 are not stated on the above table as type and number of shares have changed due to reorganization of FLC from joint-stock company to LLC.

(Note 3): Fiscal Year ended March 2017 shows 15 months performance due to change in Fiscal Year End.

4.	Number of SMFL Shares to be Transferred, Transfer Price, and the Number of Shares Held by SMFG Prior to and Following the Transfer (Scheduled).

(1) Shares held by SMFG prior to the transfer	55,502,247 shares (Number of voting rights: 55,502,247) (Percentage of voting rights: 60%)
(2) Number of shares to be transferred	18,500,749 shares (Number of voting rights: 18,500,749)
(3) Transfer price	To be determined
(4) Shares held by SMFG following the transfer	37,001,498 shares (Number of voting rights: 37,001,498) (Percentage of voting rights: 50%)

5.	Schedule

November 6, 2017 (today)	Conclude the basic agreement
January – March 2018	Conclude the final contract
April 2018 –	Review by the anti-trust authorities of the countries concerned
January – March 2019	Execute the Reorganization

The above schedule is subject to changes based on the progress made in regards to the filing of required notifications with and obtaining approval from the relevant regulatory authorities, such as the anti-trust authorities of the countries concerned, any other necessary preparations, or any other reasons.

6. Future Outlook

SMFG is currently in the process of determining the impact to its consolidated business results and will make necessary disclosure, if material matters which require disclosure arise.

This press release contains information related to future business results, etc. The information is a reflection of the views held by the concerned companies’ management at the time the press release was published, and involves known and unknown risks and uncertainties. Actual results or events may materially differ due to changes in the business environment. Furthermore, the purpose of this press release is not to solicit investments, in or outside of Japan, or any other similar purposes.